FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui acquires 50% stake in Gulf of Mexico Assets from Pogo Producing Company

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 21, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

April 21, 2006

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

Mitsui acquires 50% stake in Gulf of Mexico Assets from Pogo Producing Company

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui and Mitsui Oil Exploration Co., Ltd., (“MOECO”), in which Mitsui currently holds a 47.35% stake, have entered into a definitive agreement with Pogo Producing Company (“Pogo”) to acquire an undivided 50% share of Pogo’s oil and gas leasehold interests in offshore Gulf of Mexico. The agreement was signed between Pogo and MitEnergy Upstream LLC, a vehicle newly established in the U.S.A. by three parties; Mitsui (35%), Mitsui & Co. (U.S.A.) Inc. (35%) and MOECO (30%). The closing of the transaction is subject to the satisfaction of customary conditions precedent including the approval by U.S. governmental authorities.

While a number of blocks require confirmations from existing asset holders who hold preferential purchase options, there is a total of 85 blocks available for acquisition, with approximately 24 million barrels of oil equivalent estimated proven oil and gas reserves, and the purchase price will amount to approximately US$500 million (as of the effective date January 1, 2006). More than half of these 85 blocks are currently producing oil and gas, with an expected approximate daily production capacity of up to 12,000 barrels of oil equivalent from those developed blocks, and a relatively short payback period is expected. Additionally, further development and exploration is planned in order to maintain and increase production.

Mitsui has been actively engaged in oil and gas exploration, development and production activities in Oceania, Middle East and Southeast Asia. This is the first time for Mitsui to acquire significant oil and gas interests in the United States, which is the biggest oil and gas market in the world, and the acquisition is positioned as the foothold to further enhance Mitsui’s oil and gas business activities in the United States.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.